Exhibit 1

KELTIC FINANCIAL SERVICES LLC

580 WHITE PLAINS ROAD

SUITE 610

TARRYTOWN, NEW YORK 10591

TEL: (914) 921-3555

FAX: (914) 921-1154

Friday, June 12, 2009

Mr. Paul Gallagher

President & CEO

Hirsch Acquisition Corporation

50 Engineers Road

Hauppauge, NY 11788

Dear Paul:

Based on our discussions to date and a review of information provided to us, it is our pleasure to advise you, based on the attached Term Sheet dated April 1, 2009, Keltic Financial Partners II, LP (“Keltic”) has approved your request for a Senior Secured Credit Facility up to $4,000,000.

The Senior Secured Credit Facility will be subject to the following conditions to be achieved prior to or following the closing:

1.	The official Borrower will be a NewCo anticipated to be called Hirsch Acquisition Corporation, and is intended to be the entity acquiring all of the stock of Hirsch International Corporation.
2.	All legal documentation (including legal, background check and insurance due diligence) required to close the loan Facility shall be satisfactory to Keltic.
3.	There shall be no material adverse change in the operations, financial condition or prospects of the Borrower prior to closing.
4.

All other terms, conditions and capitalized terms not defined herein as stated in the attached Term Sheet remain in full force and effect. Any conflict between this document and the Term Sheet are governed by this document.

5.	Satisfactory establishment of Lockbox and Blocked Accounts.
6.	The value of customer deposits will be required to act as an accounts receivable ineligible for any customer that currently has an open accounts receivable balance.
7.

The number of eligible inventory locations will be limited to five locations. Each location must have an acceptable executed landlord waiver associated with it. The TAJIMA location can not be considered eligible, due to the significant amount of accounts payable consistently outstanding to that vendor. The other ineligibles for the inventory will include inventory that is in

Hirsch Acquisition Corp	1

Commitment Letter

excess of eighteen months old, inventory that considered used, or inventory that is considered demo.

8.	A warranty reserve will be implemented and updated during field exams based on historical trends of warranty expense. At the closing the warranty reserve is expected to be $50,000.
9.	Keltic will require the review of expected going private transaction prior to the closing of this Facility, and must be confident that the legal implications with such transaction have been resolved.
10.	Keltic will require the review of interim financials for each month applicable prior to the closing of this Facility.
11.	Keltic will require the ability to perform a limited roll forward field exam no later than two weeks prior to the closing of this Facility.
12.	Keltic is requiring that Ms. Beverly Eichel continue to be involved in the Borrower once a week for at least a year post closing of this Facility.
13.	Borrower is permitted to disclosure this commitment and term sheet, where necessary to complete this transaction and to comply with all applicable laws, rules and regulations.

This Commitment and Term Sheet are intended to be a summary of the most important elements of the agreement to enter into a financing transaction with the Borrower, and is subject to all requirements and conditions contained in the final loan documentation proposed by Keltic in the course of closing the loan Facility described herein. Not every provision that imposes duties, obligations, or limitations on Borrower is contained herein, but shall be contained in the final loan documentation satisfactory to Keltic.

In the sole determination of Keltic, if any representation or warranty made previously by Borrower in connection with requesting this loan Facility shall prove to be untrue or incorrect in any respect prior to closing, or if relevant Information is not disclosed, or if there exists a material adverse change in the financial condition, operations or prospects of the Borrower prior to closing, Keltic shall be under no obligation to proceed, and this Commitment shall be rescinded and Keltic will be entitled to retain all deposits and fees paid or due from Borrower.

This Commitment will expire if: i) it is not executed and returned by the close of business on Friday June 19, 2009 along with a check (preferably a wire in the interest of time) for $40,000 which represents the first installment of the Closing and Commitment Fee (2% of the Facility as outlined in the attached Term Sheet) and the second installment of $40,000 is received on or before July 31, 2009, or ii) the transaction proposed herein does not close on or before September 30, 2009. Keltic will not begin legal documentation until after the second installment of the Closing & Commitment Fee is received. Additional Good Faith Deposit’s are not required at the signing of the Commitment; however, may be required to cover Keltic’s continued out of pocket due diligence expenses in the future.

[Signature Page to Follow]

Hirsch Acquisition Corp	2

Commitment Letter

This Commitment shall become effective when executed by Keltic and an authorized signor for the Borrower. We look forward to proceeding expeditiously with the closing of this loan Facility and to a mutually beneficial relationship.

Sincerely,

/s/ John P. Kelly
John P. Kelly
President & CEO

AGREED AND ACCEPTED
HIRSCH ACQUISITION CORPORATION

/s/ Paul Gallagher
Mr. Paul Gallagher, President & CEO

Attachment:	Hirsch International Corporation Term Sheet dated April 1, 2009.

Hirsch Acquisition Corp	3

Commitment Letter

Hirsch International Corporation

$4,000,000 Senior Secured Credit Facility

Term Sheet

April 1, 2009

SUPERCEDES TERM SHEET DATED 3/24/09 IN ITS ENTIRETY

Borrower:	Hirsch International Corp. (“Hirsch”) also referred herein as the (“Borrower”)

Lender:	Keltic Financial Partners, LP (“Keltic” or “Lender”).

Facility:	$4,000,000 Senior Secured Facility (the “Facility”).

Purpose:

The Facility will be used: 1) to partially finance a contemplated transaction (herein referred to as the “going private transaction”) that would take the Borrower from a publicly traded entity to a privately held corporation and 2) for ongoing working capital purposes.

The Facility will be comprised entirely of a revolving line of credit up to $4,000,000 based upon advances on eligible accounts receivable and inventory

Maturity Date:	3 years from the closing date of this facility

Security:

First perfected security interest in all tangible and intangible assets of the Borrower, now owned and hereafter acquired wherever located. No secondary or other liens on this Security will be permitted, excepted for specific fixed assets pledged currently to Term Loan lenders, unless the indebtedness secured by such lien has been subordinated to Keltic in a manner satisfactory to Keltic.

Keltic will require the receipt of customer remittances through a lockbox at a banking institution satisfactory to Keltic.

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Availability:

Advances under the Facility will be:

Accounts Receivable: up to 85% on eligible accounts receivable that are aged less than 90 days from invoice date. Accounts receivable due from account debtors domiciled outside of the United States will be considered ineligible. A concentration limit of 15% will be established for customer accounts. The balance of any customer’s accounts receivable, which exceeds 15% of the aggregate accounts receivable balance, would be considered ineligible. Keltic would consider increasing the concentration limit beyond the 15% for specific customer accounts based on credit review and at Keltic’s sole and absolute discretion. A 25% cross age ineligibility requirement will also be implemented.

Inventory: up to 30% on raw material and finished goods inventory. Total loans on eligible inventory will be limited to the lesser of 1) 50% of total borrowings under the Facility or 2) $1,000,000. Eligible inventory includes all raw materials and finished goods aged twelve months or less or balances of less than twelve months of average use.

The Borrower’s outstanding loan shall be reduced immediately by cash collections received by Keltic, however, for the purpose of calculating interest, such collections will be subject to 4 business days after receipt of collected funds.

Interest Rate:	Revolver: The higher of: a) Prime rate plus 3.50% or b) 90 day LIBOR rate plus 5.75% or c) 7.50%

Fees:

Facility Fee: 1.00% per annum on the total amount of the Facility, earned in full as of the closing and at each contract anniversary date and payable monthly in advance.

Collateral Management Fee: $1,500 payable monthly in arrears.

Closing and Commitment Fee: 2.00% of the Facility earned and payable at the time of Keltic’s commitment to Borrower.

Conditions:

•     Review of collateral, business plan and financial analysis, personal credit/background checks, insurance review, and other due diligence conducted by Keltic and its representatives, with results satisfactory to Keltic.

•     Legal due diligence, and all necessary documentation required to close the Facility to be acceptable to Keltic.

•     In addition, all aspects of the contemplated transaction including all legal requirements and prohibitions related to the “going private transaction” must also be acceptable to Keltic.

•     No material adverse change in the Borrower’s operations or financial conditions prior to funding.

•     Keltic will have the option to have other lending institutions acceptable to Keltic participate in the Facility.

•     Minimum opening excess availability under the Facility of no less than $500,000 after giving effect to (i) the closing of the proposed Facility and completion of the “going private transaction,” (ii) the payment of all related fees and expenses, (iii) a provision, if any based on the Keltic’s further due diligence, to cause accounts payable to be brought to a current status as determined by Keltic in such due diligence (typically any vendor payables over 90 days).

•     Keltic to visit main operating facility prior to commitment by Keltic.

Financial and other Covenants:

The financial covenants are EBITDA and capital expenditures. The required levels for these covenants will be based on the Borrower’s projection provided to Keltic. There will also be a restriction on additional indebtedness and the payment of dividends, a limitation on loans/advances to employees and stockholders, and restrictions on transactions with affiliated parties.

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Events of Default:

Usual and customary, including (without limitation) nonpayment, misrepresentation, breach of covenants, defaults under other indebtedness agreements and other material contracts or agreements, bankruptcy, judgments, change of control or key management, and material adverse effects.

Upon the occurrence, and during the continuance of an event of default, at the discretion of Keltic, the Interest Rate currently in effect will be increased by 3.50%, and the Collateral Management Fee will increase by $2,000 per month.

Termination Fee:	5.00% in year one, 4.00% in year two and 2.00% in year three if Borrower terminates the Facility prior to the Maturity Date, calculated on the Facility amount.

Guarantees & Support Agreements:

Keltic will require unlimited Personal Guarantees of Paul Gallagher and all other owners.

Keltic will also require the execution of Validity and Support Agreements by all key managers as well as updated Personal Financial Statements from all Guarantors.

Expenses:

Borrower shall pay or reimburse Keltic promptly whether or not the transaction closes for all of Keltic’s reasonable expenses incurred in connection with negotiation, preparation, and execution of the Facility and any other loan and related documents including, without limitation, the fees and expenses of Keltic’s counsel, collateral examination fees, insurance review, credit reference checks on the principals, and any other reasonable out-of-pocket expenses. Borrower will also pay or reimburse Keltic for all reasonable expenses incurred in connection with the enforcement of the Facility and the other loan documents, the exercise of any remedies thereunder or with respect to any collateral.

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Good Faith Deposit:

Upon acceptance of this term sheet, Keltic shall require a good faith deposit of $20,000 to cover the Keltic’s out of pocket due diligence expenses, which includes credit investigations, lien and judgment searches, and an examination of the books, records, operations, and assets of Hirsch, and the guarantors. Hirsch will be required to increase the amount of the good faith deposit should the due diligence expenses exceed $20,000.

1)   If Keltic delivers a commitment substantially the same as this proposal, and the deal does not close for any reason, Keltic shall retain the Good Faith Deposit.

2)   If Keltic delivers a commitment substantially the same as this proposal, or if Keltic’s investigations and examinations reveal the financial conditions, operations, books and records and/or assets of Hirsch are not as represented to Keltic, or if Keltic’s legal due diligence reveals that relevant information has not been disclosed to Keltic, Keltic shall retain the balance of the Good Faith Deposit.

3)   If Keltic delivers a commitment substantially the same as this proposal and the Facility is funded, the Good Faith Deposit, less all out of pocket costs and attorney’s fees will be credited to Hirsch.

4) If Keltic does not deliver a commitment substantially the same as this proposal, Keltic will return the Good Faith Deposit, less all costs and expenses incurred.

Confidentiality:

All information in this Term Sheet is to be maintained by Borrower and Guarantors as a confidential communication and may not be disclosed to any third party for any purpose whatsoever, provided, however, Borrower or Guarantors may disclose such information to its attorneys and accountants, solely for purposes related to the transaction between Keltic and Borrower contemplated hereby.

Expiration:	Acceptance of this Term Sheet shall be made by your execution and return of this letter with the good faith deposit on or before the end of business on April 10, 2009.

THE PROPOSED TERMS AND CONDITIONS SUMMARIZED IN THIS TERM SHEET ARE PROVIDED FOR DISCUSSION PURPOSES ONLY AND DO NOT CONSTITUTE AN AGREEMENT OR COMMITMENT TO LEND. THE ACTUAL TERMS AND CONDITIONS UPON WHICH KELTIC FINANCIAL PARTNERS, LP (“KELTIC”) MIGHT EXTEND CREDIT TO HIRSCH INTERNATIONAL CORP. ARE SUBJECT TO SATISFACTORY COMPLETION OF DUE DILIGENCE, KELTIC APPROVAL, SATISFACTORY REVIEW AND COMPLETION OF LEGAL DOCUMENTATION AND SUCH OTHER TERMS AND CONDITIONS AS MAY BE DETERMINED BY KELTIC IN ITS SOLE DISCRETION.

Sincerely,

/s/ John P. Reilly

John P. Reilly

President and CEO

Accepted by:

/s/ Paul Gallagher

Date: June 12, 2009

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